United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Boeing Company

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Ave. N.W., Washington, D.C 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Boeing Company

RE: The case for voting FOR Item 7: Shareholder Proposal – Report on Risks Created by the Company’s Diversity, Equity and Inclusion Efforts

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

The following information should not be construed as investment advice.

Stop Underestimating the Risk of Liability from Corporate DEI Programs

Companies may be underestimating the risk of corporate DEI initiatives being found to constitute illegal discrimination by judges and juries, thereby potentially costing them dearly in the form of associated damages. Two possible reasons for this misjudgment are (1) a belief that most DEI initiatives do not cause sufficient harm to warrant concern, and (2) a belief that prior legal precedent proves courts are sufficiently deferential to the business judgment of corporate directors and executives to allay concerns.

As to the first belief, corporations and their shareholders should consider the recent U.S. Supreme Court decision in the case of Muldrow v. City of St. Louis, which held that:

To make out a Title VII discrimination claim, a transferee must show some harm respecting an identifiable term or condition of employment. What the transferee does not have to show, according to the relevant text, is that the harm incurred was “significant.” Or serious, or substantial, or any similar adjective suggesting that the disadvantage to the employee must exceed a heightened bar. “Discriminate against” means treat worse …. But neither that phrase nor any other says anything about how much worse. There is nothing in the provision to distinguish, as the courts below did, between transfers causing significant disadvantages and transfers causing not-so-significant ones. And there is nothing to otherwise establish an elevated threshold of harm. To demand “significance” is to add words—and significant words, as it were—to the statute Congress enacted. It is to impose a new requirement on a Title VII claimant, so that the law as applied demands something more of her than the law as written.[2]

In other words, Title VII discrimination claims, which can be brought against any employer subject to some limited exceptions, are no longer limited by a requirement that plaintiffs show significant harm. Rather, only some harm is required. Critically, for purposes of this memo, that opens the door to a whole new universe of claims challenging corporate DEI programs. As NYU Law Professor Melissa Murray noted prior to issuance of the decision: “a broad ruling that employees don’t have to show an adverse action could open the door to a flood of so-called ‘reverse discrimination’ challenges to workplace DEI initiatives.”[3] Accordingly, significant additional potential costs have just been added to corporate DEI programs.

As to the second belief, we provide below a review of our recent case against Starbucks. A version of this was recently published on the Harvard Law School Forum on Corporate Governance.[4] The case was hailed as a victory by DEI proponents after our claim was dismissed. However, as the analysis below makes clear, a thorough review of the judge’s analysis and behavior in that case actually paint a very different picture, so corporations and shareholders should adjust their relevant risk analysis accordingly.

That Starbucks DEI Case Doesn’t Stand for What You Think It Does

Shareholders have many reasons to be concerned about the embrace of DEI by the corporations they are invested in. One can draw a direct line from corporate DEI commitments to the staggering losses of Disney, Target, and Bud Light this past summer,[5] as well as the $26 million “reverse discrimination” judgment levied against Starbucks this past year.[6] And there is reason to believe the financial losses attributable to corporate commitments to DEI will only get worse before they get better, because many of the relevant corporate decision-makers appear zealously committed to discriminating on the basis of race and pushing radical gender ideology regardless of the legal and financial risks, while the growing backlash against this radicalism will ensure more cases are filed and more boycotts are implemented.[7] Simply put, the “true believers” will continue to push their radical neo-racism and biology-defying transgenderism and associated gender ideology until they are forced to stop.[8]

Some may argue that associating DEI with “neo-racism” and “neo-sexism” is too harsh, but it is easy to understand the position.[9] DEI initiatives segregate individuals along racial and other demographic lines, prioritize immutable characteristics over merit, traffic in notions of race essentialism, encourage the demonization of “whiteness,” subjugate blacks and women to a bigotry of low expectations, and push the oppressor-oppressed narrative of CRT (critical race theory) in a way that stokes division and resentment to the point of implicating itself in support for the Hamas atrocities of October 7th and the nationwide eruption of antisemitism that followed.

All of this makes the dismissal of our recent related case against Starbucks, NCPPR v. Schultz,[10] worth a second look because that loss has been celebrated by DEI advocates as an affirmation of their agenda. A closer look at the decision, however, reveals that it is better viewed as a poorly reasoned decision lacking serious precedential value. What follows are four key points adapted from a longer piece we published previously on the case.[11]

1. Judge Bastian concluded that NCPPR “did not file this action to enforce the interests of Starbucks.” However, for NCPPR’s concerns about DEI to conflict with the interests of Starbucks and its shareholders, the court would have had to conclude that illegal discrimination under the guise of DEI poses no risk to Starbucks’ bottom line. Otherwise, our concerns about DEI align perfectly with the interests of Starbucks and its shareholders.

2. Judge Bastian went on to argue: “Whether DEI initiatives are good for addressing long-simmering inequalities in American society is up for the political branches to decide.” But this ignores that the legislatures of this country have already spoken clearly and loudly on the issue before the court and made it clear that discriminating on the basis of race is illegal. It also fails to recognize that by adopting those policies, Starbucks was the first non-political-branch mover – the first to take that decision into its own hands. This point ought to have worked in our favor, not that of the defendants.

3. The judge concluded that NCPPR failed to rebut the business judgment rule. What is missing from the judge’s analysis is an acknowledgment of the fact that knowingly engaging in illegal conduct is generally not protected by the business judgment rule. NCPPR’s complaint makes clear that this is precisely what it is alleging Starbucks was doing when it purposely discriminated on the basis of race.

4. Finally, Judge Bastian expressly invited Starbucks to seek Rule 11 sanctions. Effectively, that threat forced NCPPR to drop the case without filing an appeal.

The foregoing should make clear that no one should expect future related cases to be resolved as easily in favor of the DEI-industrial complex.

There should have been no question even before SFFA that these and related programs were illegal.[12] The companies appeared to be aware of the problems, with Starbucks executives asserting in court filings both that they had relied on fully three sets of assurances by Covington & Burling’s equity program (headed by the unquestionably disinterested and objective Eric Holder) that their facially racist programs and policies didn’t violate the law, and that, anyway, they were obliged to adopt the policies and programs because BlackRock had forced them to.

These assertions raise their own concerns. Have Covington & Burling – and other firms that have conducted “civil-rights audits” that failed to objectively and fully consider the legal and reputational risks arising from their recommendations or otherwise blessing these DEI programs – in effect warranted their legality for the companies they advise? Have BlackRock – where Larry Fink has spoken so many times about forcing companies to adopt various (happenstantially!) left-wing policies, such as equity-based discrimination and political-schedule decarbonization – and the other giant investment houses and proxy advisory firms joined together or acted directly upon companies in a (potentially criminal) conspiracy to deny “non-diverse” Americans the benefits of civil rights laws that apply equally to all Americans?

DEI programs and policies, and the defenses of those programs and policies by various American corporations, have both demonstrated that there really is systemic discrimination at American corporations on the basis of race, sex and orientation – against whites, men and straight people.

We urge shareholders to vote FOR Item 7: Shareholder Proposal – Report on Risks Created by the Company’s Diversity, Equity and Inclusion Efforts.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding our shareholder proposal, Item 7 on The Boeing Company 2024 proxy ballot, please contact NCPPR at info@nationalcenter.org.

[2] Muldrow v. City of St. Louis, Missouri, No. 22-193, 2024 WL 1642826, at *5 (U.S. Apr. 17, 2024) (internal citations omitted).

[3] https://x.com/ProfMMurray/status/1732892661239955750

[4] https://corpgov.law.harvard.edu/2024/04/27/that-starbucks-dei-case-doesnt-stand-for-what-you-think-it-does/

[5] https://www.newsweek.com/target-sales-drop-celebrated-pride-boycott-worse-bud-light-1820605

[6] https://apnews.com/article/starbucks-racism-philadelphia-manager-lawsuit-bfa9cd9a897dff402f8547f167455d10

[7] https://www.washingtontimes.com/news/2023/jun/20/are-corporate-boards-breaching-their-fiduciary-dut/

[8] https://dcjournal.com/corporate-americas-radicalization-enabled-by-true-believers-useful-idiots-opportunists-and-cowards/

[9] https://www.foxnews.com/media/young-black-conservative-draws-critics-opposing-dei-popular-podcast-quoting-mlk-neoracists

[10] https://law.justia.com/cases/federal/district-courts/washington/waedce/2:2022cv00267/101253/35/

[11] https://www.washingtontimes.com/news/2023/oct/17/how-starbucks-avoided-accountability-for-racial-di/

[12] See Students for Fair Admissions, Inc. v. President & Fellows of Harvard Coll., 600 U.S. 181, 143 S. Ct. 2141, 2147, 216 L. Ed. 2d 857 (2023) (striking down affirmative action).